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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 3)

                            THE BON-TON STORES, INC.
      ---------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                    09776J 10 1
   -------------------------------------------------------------------------
                                 (CUSIP Number)

                            Henry F. Miller, Esquire
                     Wolf, Block, Schorr and Solis-Cohen LLP
                          1650 Arch Street, 22nd Floor
                             Philadelphia, PA 19103
                                 (215) 977-2000
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 23, 2003
             ------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 9 Pages)


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CUSIP No. 09776J 10 1                13D                       Page 2 of 9 Pages



1.       NAME OF REPORTING PERSON: M. THOMAS GRUMBACHER

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                                                              (b)

3.       SEC USE ONLY

4.       SOURCE OF FUNDS -- BK

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION -- U.S.A.

NUMBER OF         7.       SOLE VOTING POWER - 5,397,498
SHARES
BENEFICIALLY      8.       SHARED VOTING POWER - 1,082,464
OWNED BY
EACH              9.       SOLE DISPOSITIVE POWER - 5,397,498
REPORTING
PERSON WITH       10.      SHARED DISPOSITIVE POWER - 1,082,464

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON - 6,479,962

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 41.4%

14.      TYPE OF REPORTING PERSON -- IN

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                  AMENDMENT NO. 3 TO STATEMENT ON SCHEDULE 13D

      This Amendment No. 3 amends the Schedule 13D with respect to the common stock of The Bon-Ton Stores, Inc. beneficially owned by M. Thomas Grumbacher, filed on October 18, 1999, as amended by Amendment No. 1 filed October 29, 1999 and Amendment No. 2 filed on July 16, 2001.

ITEM 1. SECURITY AND ISSUER

      This statement relates to the common stock, $.01 par value (the "Common Stock"), of The Bon-Ton Stores, Inc. (the "Company"), a Pennsylvania corporation with principal executive offices at 2801 E. Market Street, York, Pennsylvania 17402. The Company has one other series of common stock: Class A common stock, $.01 par value (the "Class A Stock"). Each share of Class A Stock is convertible, at the option of its holder, into one share of Common Stock.

ITEM 2. IDENTITY AND BACKGROUND

      (a)   Name of person filing: M. Thomas Grumbacher

      (b)   Business address: 2801 E. Market Street, York, Pennsylvania 17402

      (c) M. Thomas Grumbacher's present principal occupation is Chief Executive Officer and Chairman of the Board of the Company.

      (d) M. Thomas Grumbacher has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

      (e) M. Thomas Grumbacher has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Citizenship: U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On October 23, 2003, Mr. Grumbacher obtained a loan in the principal amount of $6,600,000 (the "Loan") from Manufacturers and Traders Trust Company ("M&T Bank"). Mr. Grumbacher used $6,500,000 of the proceeds of the Loan to purchase 476,890 shares of Common Stock on the same date. The purchase price per share for such shares was $13.63 per share, and the purchase was made directly from the Company.

ITEM 4. PURPOSE OF TRANSACTION

      Mr. Grumbacher's acquisition of shares of Common Stock on October 23, 2003 was for investment purposes and to fund, in part, the acquisition by the Company of all of the outstanding shares of common stock of The Elder-Beerman Stores Corp.

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      Mr. Grumbacher intends from time to time to review his ownership position in the Company and may, based on such factors as he deems relevant, seek to acquire additional shares of Common Stock, dispose of shares of Common Stock (whether pursuant to a registered offering or otherwise), or take any of the actions set forth in items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) Mr. Grumbacher is the beneficial owner of an aggregate of 6,479,962 shares of Common Stock, which comprises 41.4% of the outstanding shares of Common Stock, as calculated in accordance with Rule 13d-3(d)(1).

      Specifically, Mr. Grumbacher beneficially owns, and is the record holder of 2,609,387 shares of Common Stock and 2,406,253 shares of Class A Stock. Mr. Grumbacher also beneficially owns 337,308 shares of Common Stock held for his benefit under the Company's Profit Sharing/Retirement Savings Plan (the "401(k) Plan"); the 401(k) Plan is the record holder of such shares. Mr. Grumbacher also beneficially owns 44,550 shares of Common Stock as a result of his ownership of options to purchase 44,550 shares of Common Stock, which options are presently exercisable. Mr. Grumbacher also beneficially owns 185,773 shares of Common Stock in his capacity as one of three directors of a charitable foundation (the "Foundation") which owns 185,773 shares of Common Stock.

      Mr. Grumbacher may also be deemed a beneficial owner of certain shares held in trust. Mr. Grumbacher's spouse, Nancy T. Grumbacher ("Nancy Grumbacher"), is a trustee of seven trusts: (i) three trusts, each created under an Indenture of Trust of M. Thomas Grumbacher dated March 9, 1989 (the "1989 Trusts"); (ii) three trusts, each created under an Indenture of Trust of M. Thomas Grumbacher dated June 21, 1993 (the "1993 Trusts"); and (iii) one trust created under an Indenture of Trust of M. Thomas Grumbacher dated December 30, 1999 (the "1999 Trust," and collectively with the 1989 Trusts and the 1993 Trusts the "Trusts"). Each of the 1989 Trusts and the 1993 Trusts is created for the benefit of one of Mr. Grumbacher's three adult children. The 1999 Trust is created for the benefit of Mr. Grumbacher's grandchild. The 1989 Trusts own 321,504 shares of Common Stock and 545,237 shares of Class A Stock. The 1993 Trusts own 24,950 shares of Common Stock. The 1999 Trust owns 5,000 shares of Common Stock. As a result of the capacity of Nancy Grumbacher as a trustee of each of the Trusts, Mr. Grumbacher may be deemed to be a beneficial owner of the shares of Common Stock and Class A Stock owned by such Trusts. Mr. Grumbacher hereby disclaims beneficial ownership of the shares of Common Stock and Class A Stock owned by the Trusts.

      (b) Mr. Grumbacher has sole voting and dispositive power with respect to 2,991,245 shares of Common Stock and 2,406,253 shares of Class A Stock.

      Mr. Grumbacher shares voting and dispositive power with respect to 185,773 shares of Common Stock held by the Foundation with the other directors of the Foundation. The other directors of the Foundation are Nancy Grumbacher and Henry F. Miller ("Miller").

      If deemed a beneficial owner of the shares held by the Trusts, Mr. Grumbacher shares voting power and dispositive power with the respective trustees of each Trust, for each of the shares held by such Trust. The trustees and shares of each of the Trusts are as follows:

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      (i) The trustees of the 1989 Trusts are Nancy Grumbacher, David R. Glyn
      ("Glyn"), Thomas W. Wolf ("Wolf") and Miller, and these trustees share voting and dispositive power with respect to 321,504 shares of Common Stock and 545,237 shares of Class A Stock;

      (ii) The trustees of the 1993 Trusts are Nancy Grumbacher, Glyn, Wolf and Miller, and these trustees share voting and dispositive power with respect to 24,950 shares of Common Stock; and

      (iii) The trustees of the 1999 Trust are Nancy Grumbacher, Glyn, Wolf and Beth G. Elser ("Elser"), and these trustees share voting and dispositive power with respect to 5,000 shares of Common Stock.

      The identity and background for each of the above-named persons with whom Mr. Grumbacher shares voting and dispositive power as to any shares is as follows:

      Nancy T. Grumbacher:
      -Residence Address: 460 Country Club Road, York, Pennsylvania 17403. -Nancy Grumbacher is presently not employed.
      -Nancy Grumbacher has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
      -Nancy Grumbacher has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
      -Citizenship: U.S.A

      David R. Glyn
      -Business Address: Wolf, Block, Schorr and Solis-Cohen LLP, 1650 Arch Street, 22nd Floor, Philadelphia, Pennsylvania 19103.
      -Glyn's present principal occupation is partner in Wolf, Block, Schorr and Solis-Cohen LLP.
      -Glyn has not been convicted in any criminal proceeding (excluding traffic violations or similar misdeamors) during the past five years. -Glyn has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
      -Citizenship: U.S.A.
                                      -5-

      Thomas W. Wolf
      -Business Address: Wolf Organization, Inc., P.O. Box 1267, York, PA 17405 -Wolf's present principal occupation is President of the Wolf Organization, Inc., a building materials manufacturer and distributor. He is also a director of the Company.
      -Wolf has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
      -Wolf has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
      -Citizenship: U.S.A.

      Henry F. Miller
      -Business Address: Wolf, Block, Schorr and Solis-Cohen LLP, 1650 Arch Street, 22nd Floor, Philadelphia, Pennsylvania 19103.
      -Miller's present principal occupation is partner in Wolf, Block, Schorr and Solis-Cohen LLP.
      -Miller has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years. -Miller has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
      -Citizenship: U.S.A.

      Beth G. Elser
      -Residence Address: 5303 Lakeside Avenue, Virginia Beach, VA 23451. -Elser is presently not employed.
      -Elser has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years. -Elser has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
      -Citizenship: U.S.A.

      (c) The following transactions have been effected in the last 60 days:

      On October 23, 2003, Mr. Grumbacher purchased 476,890 shares of Common Stock in a private placement at a price of $13.63 per share.

      (d) The Foundation has the right to receive dividends from, and the proceeds from the sale of, 185,773 shares of Common Stock. Mr. Grumbacher, Nancy Grumbacher and Miller, as the directors of the Foundation, have the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares.

      The 1989 Trusts have the right to receive dividends from, and the proceeds from the sale of, 321,504 shares of Common Stock and 545,237 shares of Class A Stock. Nancy Grumbacher, Glyn and Miller, as the trustees of the 1989 Trusts, have the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares.

      The 1993 Trusts have the right to receive dividends from, and the proceeds from the sale of, 24,950 shares of Common Stock. Nancy Grumbacher and Miller, as the trustees of the 1993 Trusts, have the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares.

      The 1999 Trust has the right to receive dividends from, and the proceeds from the sale of, 5,000 shares of Common Stock. Nancy Grumbacher, Glyn and Elser, as the trustees of the 1999 Trust, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The Shareholders' Agreement (the "Class A Shareholders Agreement") by and among the Company and the holders of shares of Class A Stock (the "Class A Shareholders") imposes restrictions on the transfer of shares of Class A Stock by the Class A Shareholders, grants Mr. Grumbacher a right of first refusal, in the event that a Class A Shareholder desires to transfer shares of Class A Stock, and a right of first purchase, in the event that a Class A Shareholder desires to transfer, during any three month period, shares of Class A Stock if such shares do not, in the aggregate, exceed one percent (1%) of the issued and outstanding shares of capital stock of the Company, allows the free transfer of shares of Class A Stock to one or more beneficiaries of the Trusts or any other trust established for the benefit of one or more of the beneficiaries of the Trusts and limits the rights of the Class A Shareholders to convert shares of Class A Stock into shares of Common Stock.

      On October 23, 2003, Mr. Grumbacher entered into a loan agreement (the "Loan Agreement") with M&T Bank with respect to the Loan. The Loan Agreement provides for a maturity date of October 23, 2006 at variable rates of interest based on either (a) 225 basis points above the London Interbank Offered Rate, as described therein, with a one-day interest period, or (b) one percentage point above the prime rate of interest announced by M&T Bank. The Pledge Agreement, dated October 23, 2003, between Mr. Grumbacher and M&T Bank grants a security interest in, and assigns, pledges, and hypothecates to M&T Bank all of Mr. Grumbacher's rights, title and interest in a certain 1,788,997 shares of Common Stock.

      Also, in connection with Mr. Grumbacher's purchase of the shares described in Item 3, he entered into a Stock Purchase Agreement with the Company, dated October 23, 2003 and a Registration Rights Agreement with the Company, dated October 31, 2003.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

      Exhibit 1. Shareholders' Agreement by and among the holders of Class A Stock (incorporated by reference to Exhibit 10.3 to Amendment No. 2 to the Company's Registration Statement on Form S-1, File No. 33-42142).

      Exhibit 2. Loan Agreement, dated October 23, 2003, by and between
M. Thomas Grumbacher, as borrower, and Manufacturer's and Trader's Trust Company, as lender.

      Exhibit 3. Pledge Agreement, dated October 23, 2003, by and between
M. Thomas Grumbacher and Manufacturer's and Trader's Trust Company.

      Exhibit 4. Stock Purchase Agreement, dated October 23, 2003, by and between The Bon-Ton Stores, Inc. and Tim Grumbacher.

      Exhibit 5. Registration Rights Agreement, dated October 31, 2003, by and between The Bon-Ton Stores, Inc., and Tim Grumbacher.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2003


                                           /s/ David R. Glyn
                                        --------------------------------------
                                        Name: David R. Glyn
                                                Attorney-in-fact